

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3233

December 14, 2016

<u>Via E-Mail</u>
Mr. Bryan K. Davis
Chief Financial Officer
Brookfield Canada Office Properties
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

> **Re:** **Brookfield Canada Office Properties**
> **Form 40-F for the fiscal year ended December 31, 2015**
> **Filed March 18, 2016**
> **File No. 001-35391**

Dear Mr. Davis:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Jennifer Monick

                    Jennifer Monick
                    Assistant Chief Accountant
                    Off ice of Real Estate and
                    Commodities